UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5
________________
Casey’s General Stores, Inc.
(Name of Subject Company)
________________

Casey’s General Stores, Inc.
(Name of Person Filing Statement)
________________

Common Stock, no par value per share
(Title of Class of Securities)
________________

147528103
(CUSIP Number of Class of Securities)
________________

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended (together with any amendments and supplements thereto, the “Schedule TO”), to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.00 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

“Item 8, Additional Information” of the Schedule 14D-9 is hereby amended by amending and replacing in its entirety the last paragraph under the heading “Regulatory Approvals – U.S. Antitrust Approval” to read as follows:

On June 9, 2010, Casey’s received notice from Couche-Tard that Couche-Tard intended to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on June 10, 2010.  In its Amendment No. 2 to Schedule TO, Couche-Tard stated that it filed the Notification and Report Form with respect to the Offer on June 10, 2010.  In its Amendment No. 4 to Schedule TO, Couche-Tard stated that it had notified the FTC that it would voluntarily withdraw its Notification and Report Form effective as of June 24, 2010, and that it would re-file at an unspecified future date.

“Item 8.  Additional Information - Certain Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

On June 18, 2010, Couche-Tard filed its answer and affirmative defenses to the Complaint, and also asserted various counterclaims against Casey’s and the Board. Couche-Tard asserts claims for breaches of the Board’s fiduciary duties in connection with Couche-Tard’s unsolicited Offer; claims seeking declaratory judgment that certain provisions of the Iowa Business Corporation Act are unconstitutional or preempted by Federal law; and claims that Casey’s violated Section 14(e) of the Exchange Act for allegedly making untrue or misleading statements in the Schedule 14D-9. Couche-Tard seeks, among other things, an order requiring the Board to redeem the Rights or amend the Rights Agreement so as to make it inapplicable to the Offer and to grant approval of Couche-Tard’s proposed acquisition under Iowa’s Business Combination Statute, and an injunction preventing the Board (or anyone working with the Board) from taking any steps to impede the ability of Casey’s shareholders to accept the Offer or otherwise impede Couche-Tard’s proposed acquisition.  Casey’s and the Board believe Couche-Tard’s counterclaims are without merit and intend to defend against them vigorously.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(9)
Written communication to participants in  Casey’s General Stores, Inc. 401(k) Plan, dated June 21, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on June 21, 2010).

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Date:  June 21, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(9)
Written communication to participants in  Casey’s General Stores, Inc. 401(k) Plan, dated June 21, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on June 21, 2010).